Retirement Advantage

Ohio National Life Insurance Company

Ohio National Variable Account D

Supplement dated July 26, 2022

to the Update Notice dated April 29, 2022

The following supplements and amends the update notice dated April 29, 2022. Please read this supplement in conjunction with your update notice and retain it for future reference. Capitalized terms used herein have the same definitions as in your update notice.

Appendix A – Funds Available Under the Contract

The information in the table in Appendix A with respect to the below portfolios is amended to read as follows:

Type/ Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 year	5 year	10 year
Large Cap Blend Equity	ON U.S. Low Volatility Portfolio (formerly ON Janus Henderson U.S. Low Volatility Portfolio) Adviser: Ohio National Investments, Inc. Subadviser: Intech Investment Management LLC (effective August 19, 2022)	0.60%	N/A	N/A	N/A
Allocation	Templeton Foreign VIP Fund (Class 2) Adviser: Templeton Investment Counsel, LLC	1.06%*	4.16%	2.71%	4.00%
Small Cap Blend Equity	Royce Micro-Cap Portfolio (Investment Class Shares) Adviser: Royce & Associates, LLC	1.08%*	29.98%	12.97%	9.24%

*	Annual expenses reflect temporary fee reductions.